

January 15, 2010

Via facsimile (917) 777-2526 and US Mail
Mr. Philip A. Falcone
Harbinger Capital Partners
450 Park Avenue
30th Floor
New York, NY 10022

> **RE: Skyterra Communications, Inc.**
> **Schedule 13E-3/A**
> **File No. 5-36742**
> **Filed January 8, 2010**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **File No. 000-13865**
> **Filed January 8, 2010**

Dear Mr. Falcone:

We have reviewed the above amendment filings and have the following comments.

Schedule 13E-3/A

General

1. We note that redacted forms of UBS materials were filed as exhibits in response to prior comment 5. Please be advised that it is inappropriate to file redacted forms of materials unless such materials are the subject of a confidential treatment request. Accordingly, please file an unredacted form of each exhibit or in the alternative, please submit a properly marked application for confidential treatment in accordance with Exchange Act Rule 24b-2. Please refer to Staff Legal Bulletin No. 1 and No. 1A for further guidance regarding the substantive and procedural items to be considered when submitting an application for confidential treatment.

2. We note your response to comment 7. Please supplementally provide copies of the July 30, 2009 Morgan Stanley presentation materials for our review. We may have further comment.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Thomas H. Kennedy, Esq.
            Skadden, Arps, Slate, Meagher & Flom LLP
            (917) 777-2526